Ms Stephanie J Ciboroski
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549
United States of America

31 October 2014
Lloyds Banking Group plc 25 Gresham Street London, EC2V 7HN 020 7356 1422 direct 020 7356 1014 facsimile

Dear Ms Ciboroski

Re:	Lloyds Banking Group plc Form 20-F for the fiscal year ended 31 December 2013 Filed 5 March 2014 Form 6-K filed 31 July 2014 File number: 001-15246

Thank you for your letter dated 30 September 2014, setting out the Staff’s comments on the above filings of Lloyds Banking Group plc (the “2013 Form 20-F” and the “HY 2014 Form 6-K”). Our responses to the comments are set out in the appendix to this letter. References herein to the “Company” are to Lloyds Banking Group plc and to the “Group” are to the Company and its subsidiaries.

On behalf of the Company, I acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ George Culmer

George Culmer
Chief Financial Officer
For Lloyds Banking Group plc

APPENDIX

To facilitate the staff’s review, we have reproduced the comments from your letter in bold face text. Our response follows each comment.

Comment 1

Form 20-F for the fiscal year ended 31 December 2013
U.S. Regulation page 191

You disclose that you engage, or have engaged, in business with counterparties in countries which the U.S. State Department designates as state sponsors of terrorism, including Syria, Cuba and Sudan. As you are aware, Syria, Cuba and Sudan also are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Cuba and Sudan since your February 14, 2012 letter to us, whether through subsidiaries, affiliates, customers or other direct or indirect arrangements. You should describe any products, technology or services you have provided to Syria, Cuba and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Lloyds Banking Group remains committed to complying with its legal and regulatory responsibilities in relation to financial and trade sanctions, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and has no appetite for non-compliance.

Since 2008, the Group has adopted a policy of restricting dealings (either on its own account or on behalf of its customers) with Syria, Sudan and Cuba (together the “Selected States”), over and above any legislative requirements.

The Group does not have, and does not anticipate having, a physical presence in any of the Selected States.

The Group engages, or has engaged, in a limited amount of business with counterparties in the Selected States. The Group estimates that the total value of the Group’s business in respect of the Selected States at 31 December 2013 was approximately 0.01% per cent of the Group’s total assets and the Group’s revenue in respect of the Selected States was approximately 0.001% of its total income, net of insurance claims.

In respect of these Selected States, the Group continues to reduce its outstanding exposures which have arisen through historical business activity. The table below sets out the Group’s total value of activities and total revenue earned from business activities in respect of the Selected States for each year since 2010:

	Total value of activities1		Total revenue
	$m		$m
2010	53.8		0.2
2011	34.7		0.2
2012	41.4		0.2
2013	36.4		0.1
Reduction since 2010	17.4	(32%)	0.1	(74%)

1 These amounts represent the value of guarantees outstanding, balances on credit, debit and charge cards, amounts outstanding under mortgages and other loan agreements together with the value of payment transfers processed.

The Group now conducts only limited business involving the Selected States and intends to engage in new business in such jurisdictions only in very limited circumstances where the Group is satisfied concerning legal, compliance and reputational issues.

In respect of contacts with the governments of the Selected States or entities controlled by these governments, these contacts are, to the best of the Group’s knowledge and belief, detailed below. To the extent that contact with governments of the Selected States or entities controlled by these governments is identifiable, that contact is not material to the Group’s overall business.

US dollar monetary figures are provided in this response to give an aggregated representation of value using a single currency relevant to the SEC; however the underlying business referred to was not necessarily conducted in US dollars. To the best of the Group’s knowledge and belief, throughout the periods covered by these responses, payments and other transactions in US dollars have been made only in full compliance with relevant legislation and under licence where appropriate.

The nature of the Group’s contact with the Selected States during the fiscal year ended 31 December 2013 is summarised below:

Wholesale business
The Group’s wholesale business provides banking and related services for major UK and multinational corporations and financial institutions, and small and medium-sized UK businesses.

Guarantees (including letters of credit and other trade finance contracts)
At the end of 2013, the Group’s wholesale businesses held eight guarantees with an aggregate nominal value of approximately $885,000 involving Syria. This represents a reduction since the Group’s last disclosure in 2012, but the majority of the remaining contracts have no fixed expiry date or have a contractual ability for extension by the customer. Additionally, the Group has found that the counterparties to a number of the guarantees are unwilling to terminate the guarantees. As a result, the Group cannot reliably establish the duration of the run-off exposure for these contracts. However, it is not currently anticipated that the Group will enter into any future guarantees involving the Selected States.

Credit, debit and charge cards
During 2013, wholesale customers used Lloyds Banking Group issued credit, debit or charge cards to make 365 transactions in Cuba worth approximately $125,000. The extent of card usage in the Selected States is monitored and is not considered unusual or excessive, mainly reflecting travel, accommodation, living and leisure expenses. Transactions are made within the card scheme rules and are not material to the Group.

Payments
During 2013, wholesale customers made a number of payments to the Selected States. In aggregate these were: 15 payments to Syria totalling approximately $17,000; two payments to Sudan totalling approximately $6,000; and 647 payments to Cuba totalling approximately $21.5 million. These transactions were processed in support of the customers’ business in compliance with relevant sanctions legislation, under a licence if required. These payments are exceptions to the Group’s Sanctions and Related Prohibitions Policy referred to below, and were managed through a waiver process.

Retail business
The Group provides banking, mortgages and other financial services to personal customers in the UK.  Where accounts or products are held for residents of the Selected States, these predominantly represent legacy business entered into prior to 2009; individuals temporarily resident in the Selected States (e.g. employees of the United Nations or Her Majesty’s Government); individuals with dual residency; and individuals who have moved to a Selected State. The Group is attempting to reduce this small exposure and Group Policy prohibits the opening of new accounts for residents of the Selected States.

Current accounts
As at the end of 2013, the retail businesses held a number of accounts for individuals resident in one of the Selected States. In total the number of accounts and approximate aggregate account balances as at the end of 2013 were: 88 residents of Syria ($124,000 balance); 132 residents of Sudan ($64,000 balance); and five residents of Cuba ($173 balance).

Savings
As at the end of 2013, the retail businesses held the savings of a number of individuals resident in one of the Selected States. In total the number of accounts and approximate aggregate account balances as at the end of 2013 were: 90 residents of Syria ($69,000 balance); 144 residents of Sudan ($185,000 balance); and four residents of Cuba ($128 balance).

Mortgages
As at the end of 2013, the retail businesses held a small number of mortgages on UK residential properties for individuals resident in the Selected States. In total the number of mortgages and approximate aggregate outstanding balances as at the end of 2013 was seven residents of Sudan ($1.0 million owing).

Credit and debit cards
During 2013, retail customers used Lloyds Banking Group issued credit and debit cards in 17,528 transactions in Cuba (total approximately $5.2 million). The extent of card usage in Selected States is monitored and is not considered unusual or excessive, mainly reflecting travel, accommodation, living and leisure expenses. Transactions are made within the card scheme rules and are not material to the Group, with the exposure relating to Cuba (a popular holiday destination). Cards are not issued to residents of the Selected States, consequently card expenditure predominantly reflects UK residents’ activity in these states.

Payments
During 2013, retail customers made a number of payments to the Selected States. In aggregate these were: one payment to Sudan totalling approximately $1,300; and 117 payments to Cuba totalling approximately $62,000. In addition, retail customers received as follows: 11 inwards payments from Cuba totalling approximately $10,000; 15 payments from Sudan totalling approximately $26,000; and four payments from Syria totalling approximately $6,000. These transactions were processed in support of the customer in compliance with relevant sanctions legislation, under a licence if required. These payments are exceptions to the Group’s Policy and were managed through a waiver process.

Wealth and International business
The Group provides private banking, wealth and asset management in the UK and overseas and corporate, commercial and retail banking services outside the UK.

Guarantees (including letters of credit and other trade finance contracts)
As at the end of 2013, the Group’s Wealth and International businesses held one guarantee with a total nominal value of approximately $6,000 involving Syria. The Group has found that the counterparty is unwilling to terminate the guarantee and is enforcing contractual extensions. As a result, the Group cannot reliably establish the duration of the run-off exposure for this guarantee. However, it is not anticipated that the Group will in future enter into any new guarantees involving the Selected States. To the extent that this guarantee involves Syrian state-owned banks, they represent a ‘contact’ with the government of Syria.

Personal Deposits and Loans
In aggregate, at the end of 2013, the Group’s Wealth and International businesses held  personal deposits in 22 accounts for customers based in or associated with Syria (total approximately $251,000); 68 accounts based in or associated with Sudan (total approximately $1,122,000); and four accounts for customers based in or associated with Cuba (total approximately $7,000).

Wealth and Portfolio Management
In the course of 2013, the Group’s Wealth and International businesses carried out wealth and portfolio management services for one customer based in Sudan (total assets handled approximately $853,000). The services provided related to the ongoing management of long-term assets held for relationships entered into prior to 2009, and which the Group is contractually unable to close. These are exceptions to the Group’s Policy and are managed through a waiver process. The Group is attempting to reduce these exposures and does not anticipate providing any new wealth and portfolio management services to other individuals based in the Selected States.

Payments
During 2013, Wealth and International customers made two payments to Sudan totalling approximately $26,000. These transactions were processed in support of the customer in compliance with relevant sanctions legislation, under a licence if required. These payments are exceptions to the Group’s Policy and were managed through a waiver process.

Insurance
Insurance offers life assurance, pensions and investment products in the UK and Europe, and provides general insurance to personal customers in the UK. Where insurance, investment or pension products are held for residents of the Selected States, these predominantly represent legacy business entered into prior to 2009; individuals temporarily resident in the Selected States (e.g. employees of the United Nations or Her Majesty’s Government); individuals with dual residency; and individuals who have moved to a Selected State.

Assurance, Pensions, Investment and Insurance
As at the end of 2013, the Group held assets for individuals and entities based in, or associated with one of the Selected States. The approximate aggregate value of these assets held as at the end of 2013 was: $153,000 in respect of Syria; and $1.6 million in respect of Sudan. The Insurance business is unable to divest itself of these assets as it is obligated under UK pensions legislation to retain these schemes in order to protect the interests of the individual pension scheme members.

Except as otherwise indicated, the information presented above includes business for which the Group has been able to ascertain an identifiable nexus with one of the Selected States, whether or not any of the parties involved in such business are located or incorporated in a Selected State or are or are not a direct counterparty of the Group. The Group generally records income and other financial data by reference to the office or operation that initiates the relevant business, rather than the nationality or location of its customers. Due to the lack of a physical presence in any of the Selected States and limited nature of the Group’s contacts with such states, the Group does not routinely maintain specific records of income, assets or liabilities associated with such contacts in respect of the Selected States.

Due to the extensive manual collection involved (with the inherent risk of some inaccuracies that manual collections brings), the figures above are approximate. Notwithstanding this, the Group has no reason to believe that those amounts would be materially impacted.

The Group’s reduction in dealings detailed above is reflected in a Group-wide Sanctions and Related Prohibitions Policy. Exceptions to this Policy are managed through a case-by-case waiver process. Such exceptions include situations where legacy relationships need to be exited in line with contractual agreements and one-off payments are made to close accounts or for the receipt of salary for a resident of Syria or Sudan.

Comment 2

Form 20-F for the fiscal year ended 31 December 2013
U.S. Regulation page 191

Please discuss the materiality of any contacts with Syria, Cuba and Sudan described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders, in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Cuba and Sudan.

We have considered the views of the state and municipal governments and universities that have adopted the divestment initiatives referenced above. However, as the Group conducts only limited business with the Selected States in accordance with all applicable laws, has exceeded its legal and regulatory responsibilities in restricting its dealings with the Selected States, and continues to reduce its outstanding exposures in those countries, the Group believes that its de minimis contacts should not affect the Group’s reputation or otherwise be material to investors.

As a comparison of the figures above to the Group’s total assets and revenue demonstrates, the Group’s contacts with Syria, Cuba and Sudan are minimal. As stated above, the Group estimates that the total value of the Group’s business in respect of the Selected States at 31 December 2013 was approximately 0.01% per cent of the Group’s total assets and the Group’s revenue in respect of the Selected States was approximately 0.001% of its total income, net of insurance claims.

The Group has reduced the total value of its activities in respect of the Selected States by $17.1 million (or 32 per cent) and the revenue earned from such activities by $0.1 million (or 74 per cent) since 2010. The Group does not consider that these contracts are material or constitute a material investment risk for its security holders.

Comment 3

Form 20-F for the fiscal year ended 31 December 2013
Notes to the Consolidated Financial Statements, page F-11
Note 50 – Share-based Payments – Other Share Option Plans, page F-83

We note your disclosure on page F-89 of the assumptions used in your option pricing models. Please explain the basis for your weighted average expected dividend yield of 2.5 per cent to 4.4 per cent given that you have not paid dividends in the past five years. Please also address whether your intention to apply to the Prudential Regulatory Authority in the second half of 2014 to restart dividend payments at a modest level factored into these assumptions. Finally, please explain the significance of the expected dividend yield assumption to the overall fair value calculation of your share-based awards (i.e. would a change in this assumption have a material impact on the fair value of the awards and the resulting compensation expense?).

The Lloyds Banking Group was subject to a European Commission restriction on equity dividend payments which was one of the conditions of the State Aid restructuring plan. This restriction expired on 31 January 2012. Since the publication of the Group’s results for 2011 the Group has made it clear that it intends to recommence progressive dividend payments as soon as the financial position of the Group and market conditions permit, and after regulatory capital requirements are defined and prudently met. The Company has been in discussions with its prudential regulator (the PRA) about the payment of dividends since the second half of 2013.

IFRS 2.B6 states that dividends on shares should be included in the option pricing model and IFRS 2.B13 states that whilst expectations (and therefore assumptions) are generally based on experience, they should be modified if the future is reasonably expected to differ from the past. In anticipation of the resumption of paying dividends at some point in the future, the Company considered it appropriate to assume a modest dividend yield in the valuation of its share-based awards.

The Company notes that the dividend yield assumption is not a significant element in the calculation of the IFRS 2 charge. If no dividends had been assumed, the share-based compensation charge for the year ended 31 December 2013 would have been approximately £2 million higher, less than 1 per cent of the Group’s profit before tax.

Comment 4

Form 6-K filed 31 July 2014
Notes to Condensed Consolidated Half-year Financial Statements (Unaudited)
Note 3 – Other income, page 71

We note that you recognised a loss of £1,362 million during the six months ended June 30, 2014 as a result of the exchange of £5 billion of Enhanced Capital Notes (ECNs) for £5.35 billion of Additional Tier 1 (AT1) securities and the tender of £58.5 million ECNs for cash. We also note that £967 million of this charge related to the write-off of the embedded equity conversion feature contained in the ECNs that were exchanged or tendered. Please explain to us how the £1,362 million was calculated considering the guidance in IAS 39.41. Please also provide us with your accounting analysis supporting your accounting treatment for your ECNs as a liability with an embedded derivative component recorded separately as a derivative asset. In your response, describe the key terms of the ECNs, including whether they have a stated maturity date, whether interest payments are contractual or discretionary, and whether they are convertible into a fixed or variable number of shares.

Calculation of loss on exchange
During the six months ended 30 June 2014, the Group recognised a loss of £1,362 million on the exchange of approximately £5 billion of Enhanced Capital Notes (ECNs) for Additional Tier 1 securities (AT1s) and, for certain retail investors, cash. IAS 39.41 requires that the difference between the carrying amount of a financial liability extinguished ... and the consideration paid, including any non-cash assets transferred or liabilities assumed, shall be recognised in profit or loss. The calculation of the Group’s loss is set out below:

Carrying value of financial liabilities extinguished (ECNs)
Subordinated liabilities host at amortised cost	5,035
Derivative financial asset at fair value	(967)
		4,068

Fair value of AT1s1	(5,355)
Cash settlements	(75)
		(5,430)
Loss recognised on exchange		(1,362)

1 the AT1s recognised by the Group at 30 June 2014 (£5,329 million) were net of issuance costs of £26 million

Key terms of the enhanced capital notes
The Group issued 33 series of ECNs in 2009. The key terms of the notes are:
•	31 series have specified maturity dates; 2 series are perpetual in nature;
•
The Group holds an option to redeem the notes following a change of law event and also holds an option to redeem each of the perpetual notes at specified future dates, in each case for the outstanding principal plus accrued interest;

•	there are contractual interest obligations on all ECNs and a contractual principal repayment obligation at the maturity of all dated ECNs; and
•	if Lloyds’ core tier 1 capital ratio falls below 5 per cent the ECNs convert to a variable number of Lloyds ordinary shares.

Accounting analysis
The accounting analysis requires consideration of IAS 32, IAS 39 and their interaction. IAS 32 is the authoritative literature in determining whether the ECNs, or any of their constituent parts, should be classified as a financial liability or as equity while IAS 39 includes the accounting requirements for the recognition and measurement of financial assets and liabilities, including the treatment of embedded derivatives. Set out below is the Group’s accounting analysis for the ECNs.

Debt or equity classification
IAS 32.11 defines a financial liability as any liability that is a contractual obligation to deliver cash or another financial asset to another entity. Some ECNs have a contractual maturity date and all ECNs have contractual interest obligations; as a result, all of the ECNs contain a host financial liability that was reported on an amortised cost basis.

IAS 32.21 states that a contract is not an equity instrument solely because it may result in the receipt or delivery of the entity’s own equity instruments. Where an entity uses a variable number of its own equity instruments as a means to settle a contract, such a contract does not evidence a residual interest in the entity and is not considered an equity instrument.

The ECNs’ conversion feature would result in the delivery of a variable number of shares and is not, therefore, an equity component. Accordingly, the recognition and measurement of the conversion feature must comply with IAS 39.

Accounting for embedded derivatives
The ECNs’ conversion feature includes a financial underlying, being the ordinary share price of the Company; its value changes in response to this share price as well as other factors; it settles at a future date; and had an initial investment smaller than that required for other types of contracts that would be expected to have a similar response to changes in market factors. Hence the conversion feature, if considered a separate instrument, meets the definition of a derivative under IAS 39.9.

The economic characteristics and risks of the conversion feature (primarily related to the Company’s share price) are not closely related to those of the underlying liability (primarily interest rate and credit) and the combined ECN instrument is not carried at fair value to profit or loss. As noted above, the conversion feature as a separate instrument meets the definition of a derivative and, as a result, should be separated from the underlying liability and accounted for as a derivative in line with IAS 39.11.

The Group’s redemption options are also bifurcated from the underlying liability and reported together with the conversion feature as a derivative.

Presentation of embedded derivatives
IFRS does not provide specific guidance on the presentation of embedded derivatives in the statement of financial position (see the last sentence of IAS 39.11). The Company applies a consistent policy that non-closely related embedded derivatives that require separate reporting under IAS 39.11 are presented as separate derivative assets and liabilities in the statement of financial position. This policy is disclosed within the Company’s accounting policies, footnote 2(F), on page F-15 of the Company’s 2013 Annual Report on Form 20-F.

Accounting for the extinguishment of the ECNs
The majority of the ECNs were exchanged for new AT1 instruments which meet the definition of equity and have significantly different terms to the ECNs. This exchange is, therefore, reported as an extinguishment of the original liability, including any related bifurcated embedded derivative, and the recognition of a new equity instrument measured initially at fair value. As required by IFRIC 19 and IAS 39.41, the Company recognised the difference between the carrying value of the liability extinguished (including the bifurcated embedded derivative) and the fair value of the equity instrument issued in its consolidated income statement.

Comment 5

HY 2014 Form 6-K

Notes to Condensed Consolidated Half-year Financial Statements (Unaudited)
Note 23 – Provisions for liabilities and charges, page 84
Payment protection insurance, page 84

We note that you recorded provisions for payment protection insurance (PPI) totaling £9,825 million during 2010 – 2013 and an additional £600 million during the first six months of 2014, bringing the total provisions provided for PPI to £10,425 million as of June 30, 2014. We also note that you estimate that since the commencement of the PPI redress program in 2011, you have contacted, settled or provided for approximately 40 per cent of the policies sold since 2000. Given the drivers of the significant provisions recorded in recent periods and the fact that a significant portion of the affected policies sold have not yet been resolved, please revise your future filings to disclose the total amount of PPI policies sold since 2000 and the estimated revenues earned on such policies.

The Company will amend its disclosures in future Form 20-F filings to include the total number of PPI policies sold since 2000. The Company has estimated that the total number of such policies sold by the Group was approximately 16 million.

The Company expects to include the following, or substantially similar, disclosure in its 2014 Form 20-F:

The Group estimates that it has sold approximately • policies since 2000. These include policies that were not missold as they were suitable for, and appropriately disclosed to, the customer.

It should be noted that customers have been proactively contacted where there is a high risk of missale.

The Company does not believe that providing details of the revenue earned on sales of PPI policies is appropriate as the redress payments made by the Group are impacted by a number of factors other than the total premium paid, in particular:
•	the Group is required to compensate complainants for interest at a rate of 8 per cent per annum. For older policies, this can significantly increase the amount of redress paid;
•
in certain cases, customers are paid “alternative redress”, which results in the complainant receiving less than the total premiums paid and associated interest; this is offered on single premium loans where the customer would have been eligible and suitable for a PPI policy, however, in certain situations would have purchased a regular premium policy at the time if this had been an option. In accordance with regulatory guidelines this approach puts the customer back in the position of purchasing a regular premium policy instead of a single premium policy. Not all premiums paid and interest charged would be refunded in this situation;

•
in a number of cases the Group is making distress and inconvenience payments. Broadly, it may be appropriate to offer the customer compensation where they have experienced embarrassment, anxiety, disappointment or loss of expectation (distress) or where the customer has been compelled to undertake an unreasonable amount of effort and/or time to resolve any issue caused by the Group (inconvenience); and

•	in addition to customer redress payments, there are also costs of administration.